North America Structured Investments

J.P.Morgan

18m RTY/SPX Auto Callable Buffered Equity Notes

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Underlyings:	Russell 2000® Index and S&P 500® Index
Buffer Amount:	15.00%
Pricing Date:	March 31, 2022
Review Date:	April 3, 2023
Observation Date:	October 2, 2023
Maturity Date:	October 5, 2023
CUSIP:	48133DC40
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/48133DC40/doctype/Product_Termsheet/document.pdf

Estimated Value: The estimated value of the notes, when the terms of the notes are set, will not be less than $900.00 per $1,000 principal amount note. For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

You may lose some or all of your principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

Automatic Call

If the closing level of each Underlying on the Review Date is greater than or equal to its Call Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Call Premium Amount, payable on the Call Settlement Date. No further payments will be made on the notes.

If the notes are automatically called, you will not benefit from the feature that provides you with a return at maturity equal to the Lesser Performing Underlying Return if the Final Value of each Underlying is greater than its Initial Value. Because this feature does not apply to the payment upon an automatic call, the payment upon an automatic call may be significantly less than the payment at maturity for the same level of appreciation in the Lesser Performing Underlying.

Call Value	Call Premium*
100.00%	At least 9.25%

Payment At Maturity

If the notes have not been automatically called and the Final Value of each Underlying is greater than its Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Lesser Performing Underlying Return)

If the notes have not been automatically called and (i) the Final Value of one Underlying is greater than its Initial Value and the Final Value of the other Underlying is equal to its Initial Value or is less than its Initial Value by up to the Buffer Amount or (ii) the Final Value of each Underlying is equal to its Initial Value or is less than its Initial Value by up to the Buffer Amount, you will receive the principal amount of your notes at maturity.

If the notes have not been automatically called and the Final Value of either Underlying is less than its Initial Value by more than the Buffer Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Lesser Performing Underlying Return + Buffer Amount)]

If the notes have not been automatically called and the Final Value of either Underlying is less than its Initial Value by more than the Buffer Amount, you will lose some or most of your principal amount at maturity.

Hypothetical Examples of Amounts Upon Automatic Call or at Maturity**

Lesser Performing Underlying Return at Review Date/ Observation Date	Total Return at Review Date*	Total Return at Maturity if not Automatically Called
65.00%	9.25%	65.00%
50.00%	9.25%	50.00%
40.00%	9.25%	40.00%
20.00%	9.25%	20.00%
10.00%	9.25%	10.00%
5.00%	9.25%	5.00%
0.00%	9.25%	0.00%
-5.00%	N/A	0.00%
-10.00%	N/A	0.00%
%	N/A	0.00%
-20.00%	N/A	-5.00%
-30.00%	N/A	-15.00%
-40.00%	N/A	-25.00%
-60.00%	N/A	-45.00%
-80.00%	N/A	-65.00%
-100.00%	N/A	-85.00%

N/A – indicates that the notes would not be called and no payment would be made.
* Reflects a call premium of 9.25% per annum. The call premium will be determined on the Pricing Date and will not be less than 9.25% per annum.
** The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns would likely be lower.

18m RTY/SPX Auto Callable Buffered Equity Notes

Selected Risks

- Your investment in the notes may result in a loss. The notes do not guarantee any return of principal.
- Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co.
- If the notes are automatically called, the appreciation potential of the notes is limited to the Call Premium Amount paid on the notes.
- You are exposed to the risk of decline in the level of each Underlying.
- Your payment at maturity will be determined by the Lesser Performing Underlying.
- The automatic call feature may force a potential early exit.
- No interest payments, dividend payments or voting rights.
- JPMorgan Chase & Co. is currently one of the companies that make up the S&P 500® Index.
- The notes are subject to the risks associated with small capitalization stocks.
- As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets.

Selected Risks (continued)

- The estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- The estimated value of the notes is determined by reference to an internal funding rate.
- The estimated value of the notes does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period.
- Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as JPMS) intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline.
- The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

The risks identified above are not exhaustive. Please see "Risk Factors" in the prospectus supplement and the applicable product supplement and underlying supplement and "Selected Risk Considerations" in the applicable preliminary pricing supplement for additional information.

Disclaimer

Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333-236659 and 333-236659-01